UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

Chiasma, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

16706W102
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16706W102	Page 2 of 7 Pages

1.	Names of Reporting Persons 7 Advanced Technologies, Limited Partnership (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 1,616,182 (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,616,182 (2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,182 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Person changed its name during the year ended December 31, 2016. It was formerly known as 7-MED Health Ventures LP.
(2)	Includes 304,296 shares of Common Stock of the Issuer that are issuable upon the exercise of warrants held by the Reporting Person that were exercisable as of, or within 60 days of, December 31, 2016.
(3)	This percentage is calculated based on 24,359,584 shares of Common Stock of the Issuer that were issued and outstanding as of November 4, 2016, which number appeared in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, which was filed by the Issuer with the SEC on November 9, 2016.

CUSIP No. 16706W102	Page 3 of 7 Pages

1.	Names of Reporting Persons Ruth Wertheimer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 435,952 (1)
	6.	Shared Voting Power 1,616,182 (2)
	7.	Sole Dispositive Power 435,952 (1)
	8.	Shared Dispositive Power 1,616,182 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,052,134 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 68,440 shares of Common Stock of the Issuer that are issuable upon the exercise of warrants held by the Reporting Person that were exercisable as of, or within 60 days of, December 31, 2015.
(2)	Consists of the 1,616,182 shares of Common Stock (which include 304,296 shares of Common Stock that are issuable upon the exercise of warrants) that are beneficially owned by 7 Advanced Technologies, Limited Partnership (“7 Advanced”), with which the Reporting Person shares voting and dispositive power due to her indirect 100% equity interest in the general partner of 7 Advanced.
(3)	Includes both (i) the 68,440 shares of Common Stock issuable upon the exercise of warrants referenced in footnote (1) above, and (ii) the 1,616,182 shares of Common Stock beneficially owned by 7 Advanced referenced in footnote (2) above.
(4)	This percentage is calculated based on 24,359,584 shares of Common Stock of the Issuer that were issued and outstanding as of November 4, 2016, which number appeared in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, which was filed by the Issuer with the SEC on November 9, 2016.

CUSIP No. 16706W102	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Chiasma, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

60 Wells Avenue, Suite 102 Newton,

Massachusetts 02459

Item 2(a).	Name of Person Filing:

(i) 7 Advanced Technologies, Limited Partnership (“7 Advanced”) (formerly known as 7-MED Health Ventures LP)

(ii) Ruth Wertheimer (“Wertheimer”)

7 Advanced and Wertheimer are referred to herein collectively as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office for each of the Reporting Persons is 16B Shenkar Street, P.O. Box 12327, Herzliya Pituach, 46733 Israel.

Item 2(c).	Citizenship:

For each of the Reporting Persons: Israel

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

16706W102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 16706W102	Page 5 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

(i) 7 Advanced: 1,616,182 shares of Common Stock

Such amount includes 304,296 shares of Common Stock that are issuable upon the exercise of warrants held by 7 Advanced that were exercisable as of, or within 60 days of, December 31, 2016.

(ii) Wertheimer: 2,052,134 shares of Common Stock

Such amount includes both (i) 68,440 shares of Common Stock issuable upon the exercise of warrants held by Wertheimer, and (ii) the 1,616,182 shares of Common Stock beneficially owned by 7-MED (as referenced above in sub-paragraph (i) of this Item 4(a)).

(b)

Percent of class:

(i) 7 Advanced: 6.6%

(ii) Wertheimer: 8.3%

Percentages reflected in this Item 4(b) are based on 24,359,584 shares of Common Stock of the Issuer that were issued and outstanding as of November 4, 2016, which number appeared in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, which was filed by the Issuer with the SEC on November 9, 2016.

(c)	Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

(A) 7 Advanced: 1,616,182 shares of Common Stock (please see the description in sub-paragraph (i) of Item 4(a) above)

(B)  Wertheimer: 435,952 shares of Common Stock (includes 68,440 shares of Common Stock issuable upon the exercise of warrants held by Wertheimer)

(ii)

Shared power to vote or to direct the vote

(A) 7 Advanced: 0

(B)  Wertheimer: 1,616,182 (consists of the 1,616,182 shares of Common Stock (which include 304,296 shares of Common Stock that are issuable upon the exercise of warrants) that are beneficially owned by 7 Advanced, with which Wertheimer shares voting and dispositive power due to her indirect 100% equity interest in the general partner of 7 Advanced)

(iii)

Sole power to dispose or to direct the disposition of

(A) 7 Advanced: 1,616,182 shares of Common Stock (please see the description in sub-paragraph (i) of Item 4(a) above)

(B) Wertheimer: 435,952 shares of Common Stock (includes 68,440 shares of Common Stock issuable upon the exercise of warrants held by Wertheimer)

(iv)

Shared power to dispose or to direct the disposition of

(A) 7 Advanced: 0

(B)  Wertheimer: 1,616,182 (consists of the 1,616,182 shares of Common Stock (which include 304,296 shares of Common Stock that are issuable upon the exercise of warrants) that are beneficially owned by 7 Advanced, with which Wertheimer shares voting and dispositive power due to her indirect 100% equity interest in the general partner of 7 Advanced)

CUSIP No. 16706W102	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(K), so indicate under Item 3(k) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 16706W102	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7 Advanced Technologies Limited Partnership

By: 7 Advanced Technologies Ltd., its general partner

By:	/s/ Ruth Wertheimer
Name:	Ruth Wertheimer
Title:	Director
Date:	February 15, 2017

/s/ Ruth Wertheimer
RUTH WERTHEIMER
Date: February 15, 2017

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file Amendment No. 1 to Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: February 15, 2017

7 Advanced Technologies Limited Partnership

By: 7 Advanced Technologies Ltd., its general partner

By:	/s/ Ruth Wertheimer
Name:	Ruth Wertheimer
Title:	Director

/s/ Ruth Wertheimer
RUTH WERTHEIMER